SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

MASTER BASIC VALUE LLC
Exact Name of Registrant

NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Election to be duly executed, on its behalf, in the Township of Plainsboro in the State of New Jersey on the __ day of October 2008.

MASTER BASIC VALUE LLC
(Name of Registrant)

By:	/s/ Donald C. Burke
Name: Donald C. Burke
Title: President & Chief Executive Officer
Attest:	/s/ Denis R. Molleur
Name: Denis R. Molleur Title: Assistant Secretary

VIA EDGAR

October __, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Master Basic Value LLC Investment Company Act File No. 811-10179

Ladies and Gentlemen:

On behalf of Master Basic Value LLC, I hereby transmit for filing the Notification of Election pursuant to Rule 18f-1 under the Investment Company Act of 1940, as amended. Should members of the staff have any questions or comments regarding this filing, they should contact me at (609) 282-2382.

Very truly yours,

/s/ Denis R. Molleur
Assistant Secretary of the Fund